 Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early. We have calculated the ratio of earnings to fixed charges by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges.

						Six Months Ended
	Year Ended December 31,					June 30,
	2007	2008	2009	2010	2011	2011	2012

Net Income (loss) from continuing operations	$67,598	$77,691	$82,111	$58,436	$52,606	$11,877	$56,656
Interest Expense(1)	44,092	39,746	39,075	90,602	86,899	41,485	53,683

Net income (loss) before fixed charges	111,690	117,437	121,186	149,038	139,505	53,362	110,339

Capitalized interest	110	160	141	22	139	139	61
Interest expense(1)	44,092	39,746	39,075	90,602	86,899	41,485	53,683

Total fixed charges	44,202	39,906	39,216	90,624	87,038	41,624	53,744

Earnings / Fixed Charge Coverage Ratio	2.5x	2.9x	3.1x	1.6x	1.6x	1.3x	2.1x

(1) Includes interest refinancing costs and amortization of deferred financing costs.